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morrison & foerster llp

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March 10, 2014

BY EDGAR

Amy Reischauer

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	AmpliPhi Biosciences Corporation
Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 4, 2014
File No. 000-23930

Dear Ms Reischauer:

On behalf of AmpliPhi Biosciences Corporation (the “Company”), the Company hereby requests until March 31, 2014 to respond to the comments to the Company’s Amendment No. 1 to Registration Statement on Form 10-12G contained in the Staff’s letter dated February 24, 2014.

Thank you for your assistance regarding this matter. If you have any questions please contact me at (202) 887-1571 or by email at sthau@mofo.com.

Sincerely,

/s/ Stephen Thau

Stephen Thau

cc:	Philip J. Young, AmpliPhi Biosciences Corporation